TTBD, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (71,621)
Adjustments to reconcile net loss to net cash provided by operating activities — changes in assets and liabilities:	
Accounts payable and accrued expenses	(2,655)
Prepaids and deposits	(1,255)
Accounts receivable	(2,162)
Related party payable to Trading Technologies International, Inc.	180,776
Net cash provided by operating activities	103,083
NET INCREASE IN CASH	103,083
CASH — Beginning of year	179,988
CASH — End of year	$ 283,071

See notes to financial statements.